Item 77E - DWS Balanced Fund
(a series of DWS Market Trust)
On December 7, 2010, DWS
Balanced Fund was named as a
defendant in the First Amended
Compliant and Objection to Claims
filed by the Official Committee of
Unsecured Creditors in the U.S.
Bankruptcy Court for the District of
Delaware in the lawsuit Tribune
Company, et al., Debtors, Official
Committee of Unsecured Creditors v.
JPMorgan Chase Bank, N.A. et al.
(the "Lawsuit").  The Lawsuit arises
out of a leveraged buyout transaction
("LBO") in 2007 by which loans
were made to the Tribune Company
to fund the LBO ("LBO Debt") and
shares of the Tribune Company held
by shareholders were tendered for or
were converted to a right to receive
cash.  Following the completion of
the LBO in 2007, the Tribune
Company filed for bankruptcy.  The
Lawsuit seeks to avoid the
obligations on the LBO Debt and to
recover payments of principal and
interest made by the Tribune
Company on the LBO Debt.  The
Fund currently holds LBO Debt
securities and has received
approximately $24,151 in interest
payments and $3,450 in principal
payments as of October 31, 2011.
All proceedings on the Lawsuit were
stayed pending a decision by the
Bankruptcy Court on which of two
proposed plans of reorganization
would be confirmed.  One of the
plans proposed to settle the litigation, while the other plan proposed to proceed with the litigation. The
Bankruptcy Court recently rejected
both plans.  The decision rejecting
the plan proposing to proceed with
the litigation has been appealed and a
revised plan proposing to settle the
litigation has been submitted to the
Bankruptcy Court.  Management is
currently assessing the Lawsuit and
has not yet determined the effect, if
any, on the Fund.
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